FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054 AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                              No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Class Action: Art. 3 inc. 9), Section II, Chapter I, Title XII of the CNV (to standards 2013 and mod.)

Buenos Aires, August 31, 2018

Securities and Exchange Commission

I presented

REF: Relevant Information – Class Action: Art. 3 inc. 9), Section II,

Chapter I, Title XII of the CNV (TO STANDARDS 2013 and mod.)

Dear Sirs:

I address to you in my capacity as head of Market Relations, in order to inform that BBVA Banco Frances SA has been notified of the class action “Association for the Defense of Users and consumers (Aduc) c / BBVA Banco Frances SA s / Ordinario (File 13,050/2018) who filed before the National Court of First Instance in Commercial Matters No. 17, Secretariat No. 33 of Capital Federal.

The lawsuit seeks the termination and reimbursement of sums of money for the alleged “unilateral and groundless imposition charging a commission or charge referred to by the term” withdrawal fee at another branch “,” intersucursal commission “, or a similar name - applied by operations inter-branches as check cashing over the counter in different branches to which the issuer has filed its own .. “.

Importantly, reports on this action without prejudice cannot be determined if the date is of significant economic importance, as this demand for an undetermined amount materially impossible to determine with certainty as of the date

BBVA Banco Frances SA is analyzing the content and implications of the demand, considering the date that the eventual and hypothetical case of an unfavorable resolution of this dispute, it will not have a significant impact on its heritage and activity.-

Without further greeting to you.

BBVA Banco Francés SA

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina

IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 31, 2018	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer